

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

March 1, 2006

Via Facsimile (816) 292-2001 and U.S. Mail

Scott Herpich
Lanthrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

>   **Re: Boston Financial Qualified Housing Tax Credits L.P. IV,**
>   **A Limited Partnership**
>   **Schedule TO filed February 21, 2006**
>   **by Anise, L.L.C.,** *et al.*
>   **File No. 5-80100**

Dear Mr. Herpich:

We have reviewed the above-referenced filing and have the following comments.

1.   We note that several persons and entities are identified as members of the Form 13D filing group and as participants in your proxy solicitation, but have not been named as bidders on the Schedule TO. Please provide a detailed analysis for each of these persons explaining why they are not bidders in the tender offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov.

Schedule TO

2.   Your offer does not fall within the safe harbor provided by Instruction 2 to Item 10 of Schedule TO. Accordingly, provide the financial information required by Item 10 of Schedule TO.

Summary of the Offer, page 5

3.   Expand your disclosure to discuss in greater detail the nature of the affiliation between Park and the purchaser.

Risk Factors, page 7

4.	Refer to the fourth bullet point on page 7. Expand your disclosure to explain the impact of a confirmation of transfer and a prohibition of transfer on the offer.

5.	Refer to the second bullet point on page 8. Please provide a detailed legal analysis supporting your belief that if the 50% limitation were enforced, you would be permitted to perform a pro rata adjustment. In that regard, it does not appear that the tender offer rules permit this type of pro rata adjustment.

Conditions of the Offer, page 13

6.	We note that you may terminate the offer in the event a condition is triggered "regardless of the circumstance giving rise to such conditions." Allowing acts or omissions by the purchaser to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the purchaser. Please confirm your understanding of our position.

7.	We refer to subpart (e). It does not appear that you will be able to satisfy the "reasonable satisfaction" prong of this condition prior to expiration. Accordingly, please delete that portion of the condition. In the alternative, explain in what circumstances you would receive confirmation of the transfer agent prior to expiration of the offer.

8.	Clarify the procedures or regulations to which you refer in subpart (h).

Closing Comments

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions